

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Roger Hamilton
Chief Executive Officer
Genius Group Ltd.
8 Amoy Street, #01-01
Singapore 049950

>   **Re: Genius Group Ltd.**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed November 23, 2021**
>   **File No. 333-257700**

Dear Mr. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed November 23, 2021

Key Business Metrics
Education segment - Genius Group (including IPO Acquisitions), page 26

1.   We note your response to our prior comment 4. Please tell us and disclose why you believe it is appropriate to present a conversion rate in your operating data tables on pages 26-27 for UAV, Education Angels, and E-square given they do not operate under a "freemium" model at present and, thus, do not have any free students that can convert into paying students. In the alternative, please revise your disclosure in the operating data tables, and elsewhere as appropriate, to indicate that the conversion rates for UAV, Education Angels, and E-Square are "N/A" for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-IFRS Financial Measures
Key Business Metrics, page 74

2.   We note your response to our prior comment 11, and that the education revenue
        appearing in the operating data table under Entrepreneur Resorts "consisted of the hosting
        fees paid by GeniusU Ltd for hosting the courses" and "should not be recognized as
        education revenue." Given your response suggests that such fees should not be
        recognized as education revenue, please tell us why you have revised the operating data
        presented in the tables on pages 26 and 27 to account for such fees as education revenue
        generated under GeniusU.

Business, page 103

3.   We note your revised disclosures in response to our prior comment 13. Please provide
        additional detail about how each of the IPO Acquisition companies fit into your
        "Entrepreneur Education Vision" and "Genius Learning Methodology," and explain how
        the IPO Acquisitions have a learning methodology of "Andragogy." By way of example
        only, please clarify how UAV fits into your "Genius Learning Methodology" when the
        methodology is based on "Andragogy," but your disclosure on page 121 indicates
        that UAV follows "more of a pedagogical approach." Similarly, please explain how E-
        Square fits into your "Genius Learning Methodology," when your disclosure on page 121
        indicates that E-Square requires "a level of pedagogy."

Genius Group Limited and Subsidiaries Financial Statements
Note 2. Summary of Significant Accounting Policies
Business Combinations, page F-9

4.   After careful consideration of the information discussed in our recent conference calls
        with the Company on November 15 and November 29, 2021, as well as the guidance in
        IAS 8 and its accompanying Guide, the Staff objects to the Company's accounting policy
        to account for its business combinations under common control using a blended approach
        of the acquisition and book value methods. Based on the requirements in IAS 8,
        paragraph 11, and Step 2 within its accompanying Guide, the Staff does not believe it is
        appropriate to selectively apply certain requirements and modify (or omit) other
        applicable requirements of a standard applied by analogy when developing and applying
        the Company's accounting policy. Please revise your financial statements for all periods
        presented to account for your common control mergers using an accounting policy for
        business combinations under common control based on applicable authoritative
        accounting literature (i.e., acquisition or book value methods).

Exhibits

5.   Reference is made to Exhibit 23.1. Please revise the consent to indicate that the report is

dated July 3, 2021, except for both Note 2, "Business Combinations," and Note 28, as to which the date is October 20, 2021.

General

6. We note your response to comment 17, however, we continue to believe that the disclosure should be further revised to present a comprehensive and balanced picture of the post-IPO company. As one example, we note that the Management's Discussion and Analysis focuses primarily on GeniusU and provides only a limited discussion of the IPO Acquisition companies in the pro forma discussion. Given that the IPO Acquisition companies contributed the majority of revenues to your pro forma revenue for 2020, and that 40% of such revenue was from University of Antelope Valley in particular, we believe that information about the financial performance of the IPO Acquisition companies, as well as trends or material commitments, is material to an investor. Please revise accordingly, or tell us why you believe such disclosure is not required.

7. According to the Extending Letters filed as exhibits 2.8, 2.9, 2.10 and 2.11, your purchase agreements for the IPO Acquisition companies are subject to termination if you do not complete your IPO by specified dates, the majority of which fall in December 2021. Please update your disclosure and exhibits to disclose the status of such agreements, whether you have amended such agreements to extend the IPO deadline, and any consideration that you have paid as part of such amendments.

 You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin S. Reichel